EXHIBIT 99.8

CONSENT OF RYDER SCOTT COMPANY, L.P.

Reference is made to those certain reports, each dated as of July 20, 2012, from Ryder Scott Company, L.P. (“Ryder Scott”) to each of McMoRan Oil & Gas LLC and K-Mc Ventures I LLC containing Ryder Scott’s estimate of proved, probable and possible reserves, future production, and income attributable to certain leasehold and royalty interests of each of McMoRan Oil & Gas LLC and K-Mc Ventures I LLC, each beginning July 1, 2012 (together, the “Reports”). Ryder Scott hereby consents that recipients of royalty trust units of Gulf Coast Ultra Deep Royalty Trust are entitled to rely on such Reports.

/s/ RYDER SCOTT COMPANY, L.P.

RYDER SCOTT COMPANY, L.P.

TBPE Firm Registration No. F-1580

Houston, Texas

April 2, 2013